June 22, 2011

Ms. Jaime John

Staff Accountant

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	CSG Systems International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
Form 10-Q for the Quarterly Period March 31, 2011
Filed May 9, 2011
File No. 000-27512

Dear Ms. John,

This is in reference to your letter to Mr. Peter E. Kalan dated June 14, 2011. We are respectfully requesting an extension to file our response no later than July 7, 2011. We remain available to discuss our response or this requested extension in the interim.

Thank you in advance for your consideration.

Sincerely,

/s/ Joseph T. Ruble

Joseph T. Ruble

Executive Vice President, General Counsel, Corporate Secretary and

Chief Administrative Officer

dkb

c:	Peter E. Kalan, Chief Executive Officer and President
Randy R. Wiese, Executive Vice President and Chief Financial Officer

Corporate Headquarters | 9555 Maroon Circle | Englewood, CO 80112 | Phone: 303.200.2000